British Columbia Securities Commission
QUARTERLY REPORT
FORM 61

ISSUER DETAILS:

NAME OF ISSUER			FOR QUARTER ENDED	DATE OF REPORT

AVINO SILVER & GOLD MIES LTD.			April 30, 2000	June 27, 2000

ISSUER ADDRESS:

Suite 400, 455 Granville Street, Vancouver, BC V6C 1T1

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.

Vancouver	British Columbia	V6C 1T1	(604) 682-3600	(604) 682-3701

CONTACT PERSON		CONTACT’S POSITION		CONTACT TELEPHONE NO.

A. Regnier		Corporate Secretary/Accountant		(604) 682-3701

CERTIFICATE
The three schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR’S SIGNATURE	DATE SIGNED
Signed:	00/06/27

“ERNEST CALVERT”

DIRECTOR’S SIGNATURE	DATE SIGNED

Signed:	00/06/27

“LOUIS WOLFIN”

SCHEDULE “B”
SUPPLEMENTARY INFORMATION BRITISH COLUMBIA
SECURITIES COMMISSION
FORM 61 — QUARTERLY REPORT

SECURITIES ISSUED DURING THE QUARTER ENDED APRIL 30, 2000

Type of
Date of issue	Type of security	Type of issue	Number/ Amount	Price	Total Proceeds	Consideration
Nil

OPTIONS GRANTED DURING THE QUARTER ENDED APRIL 30, 2000

Date Granted	Number	Type	Name	Exercise Price	Expiry Date

Nil

AUTHORIZED AND ISSUED SHARE CAPITAL AS AT APRIL 30, 2000

Class	Par Value	Authorized Number	ISSUED Number	Amount

Common	No Par Value	25,000,000	4,577,686	$12,780,959

OPTIONS, WARRANTS AND CONVERTIBLE SECURITIES OUTSTANDING AS AT APRIL 30, 2000

Security	Amount	Exercise or Convertible Price	Expiry Date
Options	20,000	$2.58 per share	04/16/2001

Options	352,500	$0.60 per share	02/03/2003

Options	20,000	$0.60 per share	01/21/02

Warrants	43,023	$1.45 per share	06/24/00

Warrants	36,585	$1.39 per share	06/30/00

Warrants	58,051	$0.59/$0.68 per share	03/12/2000/03/12/2001

SHARES IN ESCROW OR SUBJECT TO POOLING AT APRIL 30, 2000

No shares are held in Escrow, or subject to pooling.

LIST OF DIRECTORS AS AT APRIL 30, 2000

ERNEST CALVERT	MICHAEL BAYBAK

WILLIAM GLASIER	GEORGE SCOTT

DAVID WOLFIN	LOUIS WOLFIN

WILLIAM KOCKEN

SCHEDULE “C”

MANAGEMENT’S DISCUSSION
BRITISH COLUMBIA SECURITIES COMMISSION
FORM 61 — QUARTERLY REPORT
For the Quarter ended April 30, 2000

Avino Mine, Durango, Mexico

During the period, gold production shows a 50% improved grade, while silver grade was slightly down by 10%.

Three Months’ Production Figures — Through March 31, 2000

	2000	1999
Silver (ounces)	206,906	261,120
Gold (ounces)	3,359	1,809
Copper (pounds)	803,863	792,091
Recovery Rates (%)
Silver	77	81
Gold	79	78
Copper	87	88

Investor Relations

Under the B.C. Securities Commission Form 61, “Quarterly Report,” the Commission requires, among other various information, that Exchange Issuers provide a brief summary of the investor relations activities undertaken by or on behalf of the Issuer during the quarter and disclosure of the material terms of any investor relations arrangements to contracts entered into with the Issuer during the quarter. In an effort to satisfy this requirement, we offer the following summary:

During the quarter, the Company incurred costs relating to the preparation and dissemination of Quarterly Reports, and other shareholder information. The Company does not have an investor relation’s contract or any arrangements relating thereto.